Exhibit 99.1

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, 16 December 2024

Invitation to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting (the “EGM”) of the Company. The shareholders’ meeting will be held as follows:

-	Date:	7 January 2025

-	Doors open:	3.45pm (CET)

-	Meeting time:	4.00pm (CET)

-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Ordinary Capital Increase re PIPE transaction

Explanation: The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company agreed to issue and sell to the investor, in a private placement offering, up to 322,580 registered shares (common shares) in the Company (the “PIPE Shares”) with a nominal value of CHF 0.80 each, at a purchase price of USD 3.10 per common share for aggregate gross proceeds of up to USD 1 million, subject to shareholder approval.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a minimum nominal amount of CHF 129,032 and up to a maximum nominal amount of CHF 258,064 (i.e. via the issuance of a minimum of 161,290 and up to a maximum of 322,580 fully paid-in registered common shares (the “PIPE Shares”) and to issue the respective number of PIPE Shares at the following terms:

1. Total nominal value of the capital increase:	a minimum of CHF 129,032 (the “Lower Limit”); and a maximum of CHF 258,064

2. Amount to pay in:	a minimum of CHF 129,032 (i.e. 100%); and a maximum of CHF 258,064 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a minimum of 161,290 registered common shares with a nominal value of CHF 0.80; and a maximum of 322,580 registered common shares with a nominal value of CHF 0.80

4. Privileges of any class of shares:	The PIPE Shares do not grant any preferential rights.

5. Issue price:	Each PIPE Share has an issue price of USD 3.10.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The PIPE Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

2.	Ordinary Capital Increase re Additional Financing Tranche A

Explanation: In conjunction with the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize and subsequently reserve 10,000,000 registered common shares to enable the accredited investor to make additional investments in the Company. The Company intends to divide the approval of this investment into multiple agenda items.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 4,000,000 (i.e., via the issuance of a maximum of 5,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.80 each (the “Additional A Shares”)) and to issue these Additional A Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 4,000,000

2. Amount to pay in:	a maximum of CHF 4,000,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 5,000,000 registered common shares with a nominal value of CHF 0.80

4. Privileges of any class of shares:	The Additional A Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional A Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional A Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

3.	Ordinary Capital Increase re Additional Financing Tranche B

Explanation: In conjunction with the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize and subsequently reserve 10,000,000 registered common shares to enable the accredited investor to make additional investments in the Company. The Company intends to divide the approval of this investment into multiple agenda items.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 4,000,000 (i.e. via the issuance of a maximum of 5,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.80 each (the “Additional B Shares”)) and to issue these Additional B Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 4,000,000

2. Amount to pay in:	a maximum of CHF 4,000,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 5,000,000 registered common shares with a nominal value of CHF 0.80

4. Privileges of any class of shares:	The Additional B Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional B Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional B Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

4.	Amendment of the Articles re Conversion of Preferred Shares into Common Shares

Explanation: The Company has outstanding registered preferred shares (”Preferred Shares”) that are to be converted into registered common shares (“Common Shares”) of the Company to ensure flexibility for future financing and strategic transactions. In order to facilitate this, the Articles have to be amended accordingly.

Proposal: The Board of Directors proposes to convert 598,539 Preferred Shares of the Company at a ratio of 1:1 into 598,539 Common Shares of the Company and to amend article 3 paragraph 1 of the Articles as follows:

“Art. 3 - Share Capital, Shares

The share capital of the Company amounts to CHF 2,799,813.60 and is divided into 3,499,767 registered shares (common shares) with a nominal value of CHF 0.80 each. The shares are fully paid-in.

[...]”

5.	Amendment of the Articles re Conversion of Preferred Participation Certificates into Common Shares

Explanation: The Company has outstanding preferred participation certificates (“Preferred Participation Certificates”) that are to be converted into Common Shares of the Company to ensure flexibility for future financing and strategic transactions. In order to facilitate this, the Articles have to be amended accordingly.

Proposal: The Board of Directors proposes to convert 407,913 Preferred Participation Certificates of the Company at a ratio of 1:1 into a total of 407,913 Common Shares of the Company, and to amend article 3 paragraph 1 and article 3d to the Articles as follows:

“Art. 3 - Share Capital, Shares

The share capital of the Company amounts to CHF 3,126,144.00 and is divided into 3,907,680 registered shares (common shares) with a nominal value of CHF 0.80 each. The shares are fully paid-in.

[...]”

“Art. 3d - Participation Capital

The participation capital amounts to CHF 485,161.60 and is divided into 606,452 registered participation certificates (preferred participation certificates) with a nominal value of CHF 0.80 each. The participation capital is fully paid in

[…].”

6.	Ordinary Capital Reduction re Cancellation of Shares

Intro remark: The Board of Directors reserves the right to withhold this agenda item from a vote, depending on the outcome of the votes on agenda items 4 and 5.

Explanation: The Company currently has a share capital of CHF 1,841,507.20, divided into 1,703,345 registered common shares and 598,539 registered preferred shares, each with a nominal value of CHF 0.80. Additionally, the Company has participation capital amounting to CHF 811,492.00, consisting of 1,014,365 preferred participation certificates with a nominal value of CHF 0.80 each (the “Previous Shares Capital”). The Company intends to conduct an ordinary capital reduction by canceling up to 598,539 preferred shares, resulting in a minimum new share capital of CHF 1,362,676.00, and up to 1,014,365 preferred participation certificates, resulting in a minimum new participation capital of CHF 0. Any released share capital and/or participation capital will be allocated to the Company’s reserves. It is understood that, in case, for whatever reason, the actual share capital of the Company on the date of the EGM deviates from the Previous Shares Capital, the Board of Directors may proceed with this agenda item as set forth herein based on the actual share capital of the Company and the Board of Directors may propose the implementation of such capital reduction to the same extent, based thereon.

Proposal: The Board of Directors proposes to reduce the share capital of the Company by up to CHF 478,831.20 through the cancellation of up to 598,539 preferred shares, resulting in a minimum new share capital of CHF 1,362,676.00, and to reduce the participation capital of the Company by up to CHF 811’492.00 through the cancellation of up to 1,014,365 preferred participation certificates, resulting in a minimum new participation capital of CHF 0, and by allocation of the released amounts to the Company’s reserves.

7.	Implementation of capital band (Art. 3a)

Explanation: According to the Swiss Corporate Law, by amending the articles of association, the shareholders’ meeting may authorize the Board of Directors to increase the share capital within a period of not more than five years. Such capital band (Kapitalband) may not exceed one-half of the existing share capital. The Company intends to conduct several ordinary capital increases and an ordinary capital reduction immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in a new share capital of the Company (“New Share Capital”). It being understood that the calculation of the capital band for this invitation is therefore based on the New Share Capital.

Proposal: The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM) and that (ii) the capital band shall remain in force for a duration of five years as of today’s EGM. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3a - Capital Band

The Company has a capital band with an upper limit of CHF […]. The board of directors is authorized at any time until October 3, 2029, to increase the share capital by a maximum of CHF […] once or several times and in any amount. The capital increase may be effected by issuing up to […] fully paid registered shares with a par value of CHF 0.80 each up to the upper limit of the capital band.

[…].

8.	Conditional Share Capital for Shareholders’ Options (Art. 3c)

Explanation: According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. As mentioned under agenda item 7 above, the Company intends to conduct several ordinary capital increases and an ordinary capital reduction immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in the New Share Capital. It being understood that the calculation of the conditional share capital of the Company for this invitation is therefore based on the New Share Capital.

Proposal: The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3c - Conditional Share Capital for Shareholders’ Options

The Company’s share capital shall be increased by a maximum amount of CHF […] through the issuance of not more than […] registered shares, with a nominal value of CHF 0.80 each by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

[…].

Apart from this, article 3c of the Articles shall remain unchanged.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of 16 December 2024, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from 17 December 2024 until and including 7 January 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until 2 January 2025 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 6 January 2025 (received by 11:59pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

Ronald Hafner

Chairman of the Board

Appendices:

Appendix 1: Registration Form; and

Appendix 2: Proxy Card.

Appendix 1

Registration Form

[separate document]

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS LTD. (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS LTD., DULY COMPLETED AND SIGNED AS
PROVIDED IN THE INVITATION DATED 16 DECEMBER 2024, LATEST BY 2 JANUARY 2025
(RECEIVED BY 11:59PM CET).

The extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. will be held as follows:

-	Date:	7 January 2025

-	Doors open:	3.45pm (CET)

-	Meeting time:	4.00pm (CET)

-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd.; or

☐	No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated 16 December 2024.

Date and place:

Name:

Signature:

*****

Appendix 2

Proxy Card

[separate document]

* SPECIMEN * 1 MAIN STREET ANYWHERE, PA 99999-999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) January 6, 2025

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary Meeting of Shareholders Proxy Card - NLS Pharmaceutics Ltd.

DETACH PROXY CARD HERE TO VOTE BY MAIL

The Board of Directors recommends a vote “FOR” all listed Proposals.

1.	Ordinary Capital Increase re PIPE transaction

The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a minimum nominal amount of CHF 129,032 and up to a maximum nominal amount of CHF 258,064 (i.e. via the issuance of a minimum of 161,290 and up to a maximum of 322,580 fully paid-in registered common shares (the “PIPE Shares”) and to issue the respective number of PIPE Shares at the terms listed in the Invitation.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

2.	Ordinary Capital Increase re Additional Financing Tranche A

The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 4,000,000 (i.e., via the issuance of a maximum of 5,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.80 each (the “Additional A Shares”)) and to issue these Additional A Shares at the terms listed in the Invitation.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

3.	Ordinary Capital Increase re Additional Financing Tranche B

The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 4,000,000 (i.e. via the issuance of a maximum of 5,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.80 each (the “Additional B Shares”)) and to issue these Additional B Shares at the terms listed in the Invitation.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

4.	Amendment of the Articles re Conversion of Preferred Shares into Common Shares

The Board of Directors proposes to convert 598,539 Preferred Shares of the Company at a ratio of 1:1 into 598,539 Common Shares of the Company and to amend article 3 paragraph 1 of the Articles.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

5.	Amendment of the Articles re Conversion of Preferred Participation Certificates into Common Shares

The Board of Directors proposes to convert 407,913 Preferred Participation Certificates of the Company at a ratio of 1:1 into a total of 407,913 Common Shares of the Company, and to amend article 3 paragraph 1 and article 3d of the Articles.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

6.	Ordinary Capital Reduction re Cancellation of Shares

The Board of Directors proposes to reduce the share capital of the Company by up to CHF 478,831.20 through the cancellation of up to 598,539 preferred shares, resulting in a minimum new share capital of CHF 1,362,676.00, and to reduce the participation capital of the Company by up to CHF 811,492.00 through the cancellation of up to 1,014,365 preferred participation certificates, resulting in a minimum new participation capital of CHF 0, and by allocation of the released amounts to the Company’s reserves.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

7.	Implementation of capital band (Art. 3a)

The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM) and that (ii) the capital band shall remain in force for a duration of five years as of today’s EGM. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as provided in the invitation.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

8.	Conditional Share Capital for Shareholders’ Options (Art. 3c)

The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as provided in the invitation.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints

☐  KBT Treuhand AG Zurich as independent proxy, presented by David Maillard; or

☐  _______________________________________________ (full name and address)

as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Tuesday, January 7, 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, at 4 p.m. CET (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 8.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

Date	Signature	Signature, if filed jointly

To change the address on your account, please check the box at the right and indicate your new address  ☐

* SPECIMEN *	AC: ACCT 9999

NLS PHARMACEUTICS LTD.
Extraordinary Meeting of Shareholders
January 7, 2025